Mail Stop 6010   May 29, 2008

Curt S. Culver
Chairman and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, WI 53202

Re: MGIC Investment Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2008
File No. 1-10816

Dear Mr. Culver:

        We have completed our review of your proxy statement and have no further comments at
this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                             Sincerely,

                                             Jeffrey Riedler
                                             Assistant Director

cc: Ralph Gundrum, Esq.
        Assistant General Counsel
        MGIC Investment Corporation
        MGIC Plaza
        250 East Kilbourn Avenue
        Milwaukee, WI 53202